

16012394

NITED STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue, Suite 100
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte — 305-921-8100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

I, David Vurgait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StateTrust Investments, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



(Signature)

President

(Title)



(Notary Public)


MARISELA A. VAZQUEZ
MY COMMISSION # FF 013163
EXPIRES: April 30, 2017
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

StateTrust Investments, Inc.

Statement of Financial Condition

December 31, 2015

CONTENTS

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of StateTrust Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.



Kaufman Rossin & Co., P.A.

Miami, Florida
February 24, 2016

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
CASH AND CASH EQUIVALENTS	$	485,178
SECURITIES OWNED, AT FAIR VALUE		815,764
RECEIVABLE FROM BROKER		102,207
INTEREST RECEIVABLE		14,540
DEPOSIT AT CLEARING BROKER		102,032
DUE FROM AFFILIATE		304,170
DEFERRED TAX ASSET		19,801
OTHER ASSETS		10,715
	$	1,854,407

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	86,645
Accrued income tax payable		289,079
Total liabilities		375,724
CONTINGENCY		
STOCKHOLDER'S EQUITY		1,478,683
	$	1,854,407

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. (the "Company"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 85% of the Company's customers are located in Latin America. Additionally, the Company earns commissions and fees from transactions with related parties and trades securities for its own account and on a riskless basis.

The Company is a wholly owned subsidiary of StateTrust Group LLC (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

Valuation of Investments in Securities at Fair Value
- Definition and Hierarchy (Continued)

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

Revenue Recognition

The Company records all security transactions on the trade-date basis, and realized gains or losses from security transactions were determined using the specific identification method.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership.

This affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

Additionally, there was $304,170 due from this affiliate at year-end. This amount is unsecured, non-interest bearing, due upon demand and comprises due from affiliate in the accompanying statement of financial condition.

Commission and Broker Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies. At year end, $3,216 is receivable and included in other assets in the accompanying statement of financial condition.

Insurance Company

The Company is related to an insurance company by virtue of common ownership. During 2015, commission income, interest and sales charges earned from brokerage activity on proprietary accounts of the insurance company.

International Bank

The Company is related to an international bank by virtue of common ownership. During 2015, commission income and sales charges was earned from brokerage activity on proprietary accounts of the international bank.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned - sovereign and corporate bonds	$ -	$ 815,764	$ -	$ 815,764

NOTE 4. INCOME TAXES

At December 31, 2015, the Company has a deferred tax asset of $19,801 principally related to temporary differences arising from unrealized losses on securities.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $1,083,576 which exceeded requirements by $983,576, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.35 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company has its clearing and depository operations for the Company's securities transactions with COR Clearing LLC (COR), whose main office is located in Nebraska. Even through the majority of the Company's deposit at clearing broker is held with COR, it still maintained certain depository balances with Pershing. The underlying agreement with COR renews annually and provides for early termination fees based on average clearing charges. At December 31, 2015, the receivable from broker and deposit at clearing broker are with these brokerage firms. In addition, substantially all cash and cash equivalents and securities owned are held by these brokerage firms.

NOTE 6. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. CONTINGENCY

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.